UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Manchester United plc
(Name of Subject Company)

Manchester United plc
(Names of Person Filing Statement)

CLASS A ORDINARY SHARES, PAR VALUE $0.0005 PER SHARE
(Title of Class of Securities)

G5784H106
(CUSIP Number of Class of Securities)

Patrick Stewart

Chief Executive Officer, General Counsel

Manchester United plc

Old Trafford

Sir Matt Busby Way

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

With copies to:

Marc Jaffe, Esq. Justin G. Hamill, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Mitchell S. Nusbaum, Esq. Christopher R. Rodi, Esq. Woods Oviatt Gilman LLP 2 State Street 700 Crossroads Building Rochester, NY 14614 (585) 987-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing on Schedule 14D-9 contains the following pre-commencement communication relating to a planned tender offer (the “Offer”) by Trawlers Limited (“Purchaser”), a company limited by shares incorporated under the Isle of Man’s Companies Act 2006 with company number 021222V and wholly owned by James A. Ratcliffe, a natural person (together with the Purchaser, the “Offerors”), for up to 13,237,834 Class A ordinary shares, par value $0.0005 per share (“Class A Shares”), of Manchester United plc (the “Company”), an exempted company with limited liability incorporated under the Companies Act (as amended) of the Cayman Islands, at a price of $33.00 per Class A Share, in cash (subject to certain adjustments described in the Transaction Agreement (as defined below)), without interest thereon, less any required tax withholding, as contemplated by the transaction agreement, dated as of December 24, 2023 (together with any amendments or supplements thereto, the “Transaction Agreement”), by and among Purchaser, the sellers party thereto, and the Company, which is incorporated herein by reference:

●	Exhibit 99.1: Email to all Manchester United Staff dated December 24, 2023.

Cautionary Notice Regarding Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements. These forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management with respect to future events and are subject to a number of significant risks and uncertainties. It is important to note that the Company’s performance, and actual results, financial condition and business could differ materially from those expressed in such forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or the negative of these words, variations thereof or similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about the expected timing of the Offer and the other transactions contemplated by the Transaction Agreement (the “Transactions”), the timing and procedures for the Offer and the shareholder vote, the consideration to be received in connection with the Transactions, the payment of any fees in connection with the Transactions, the satisfaction or waiver of any conditions to the Transactions, the Company’s and Purchaser’s beliefs and expectations, the benefits sought to be achieved by the Transactions, and the potential effects of the completed Transactions on both the Company and Purchaser.

You should understand that forward-looking statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company’s actual financial results or results of operations and could otherwise cause actual results to differ materially from those in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to the satisfaction of the conditions precedent to the consummation of the Transactions, including (without limitation) the receipt of shareholder approval for the amendment to the Company’s amended and restated memorandum and articles of association and the receipt of required regulatory approvals (including the approval of the FA, the Premier League and the German Federal Cartel Office); unanticipated difficulties or expenditures relating to the Transactions; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the board of directors and executive officers of the Company and others following the announcement of the Transactions; disruptions of current plans and operations caused by the announcement and pendency of the Transactions; potential difficulties in employee retention due to the announcement and pendency of the Transactions; the response of fans, business partners, sponsors and regulators to the announcement of the Transactions; other risks that may imperil the consummation of the Transactions, which may result in the Transactions not being consummated within the expected time period or at all; as well as the various factors discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535), and in the Company’s Annual Report on Form 20-F (File No. 001-35627), as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements contained or incorporated by reference herein are qualified by these cautionary statements. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Except as required by law, the Company is not under any duty to update any of the information contained or incorporated by reference herein.

About the Offer and Additional Information

The Offer has not yet commenced. This communication is for informational purposes only, is not a recommendation, and is neither an offer to purchase nor a solicitation of an offer to sell Class A Shares or any other securities, nor is it a substitute for the tender offer materials that the Offerors will file with the SEC upon commencement of the Offer. The solicitation and offer to purchase Class A Shares will only be made pursuant to the tender offer materials that the Offerors and the Company intend to file with the SEC upon commencement of the Offer. At the time the Offer is commenced, the Offerors will file with the SEC a tender offer statement on Schedule TO (the “Tender Offer Statement”), and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (“Solicitation/Recommendation Statement”) with respect to the Offer. THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN SUCH DOCUMENTS BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ AND CONSIDERED CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. When filed, the Company’s shareholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Investors page of the Company’s website, https://ir.manutd.com/. In addition, the Company’s shareholders may obtain free copies of the tender offer materials by contacting the information agent for the Offer that will be named in the Tender Offer Statement.

EXHIBIT INDEX

Exhibit	Description

99.1	Email to all Manchester United Staff dated December 24, 2023.